SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on result of the purchasing program of treasury stock (Friday, September 16, 2005)

2.	Notice on purchase of shares on market (Friday, September 16, 2005)

September 16, 2005

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on result of the purchasing program of treasury stock

Please be advised of the result of the purchasing program of treasury stock established on June 24, 2005 at the resolution at the Board of Directors’ Meeting pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code. Additionally, please be informed that the program expired.

1. Term of purchase :	From June 27, 2005 to September 15, 2005

2. Total number of shares purchased :	Nil

3. Total amount of shares purchased :	Nil

(Reference)

Details on the program of purchase of treasury stock on market, resolved at the Board of Directors’ Meeting held on June 24, 2005.

• Type of shares to be acquired:	Shares of common stock of Kubota Corporation

• Number of shares to be acquired:	Not exceeding 10.0 million shares
(0.7% of total number of shares issued)

• Amount of shares to be acquired:	Not exceeding ¥6.5 billion

• Term of validity :	From June 27, 2005 to September 15, 2005

End of document

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

September 16, 2005

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of shares on market

Please be advised that Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on September 16, 2005 that the Company would execute purchase of its shares on market, pursuant to Article 211-3, Paragraph 1, item 2 of the Commercial Code.

1. Purpose for the purchase of shares

The Company will purchase shares of treasury stock in order to create more value per share, as a part of returning profit to shareholders.

2. Details of purchase of shares

1) Type of shares to be purchased:	Shares of common stock of the Company

2) Number of shares to be purchased:	Not exceeding 10.0 million shares
(0.8 % of total number of shares issued)

3) Amount of shares to be purchased:	Not exceeding ¥7.5 billion

4) Term of validity:	From September 20, 2005 to December 15, 2005

End of document

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: October 3, 2005	By:	/s/ SHIGERU KIMURA
	Name:	Shigeru Kimura General Manager Finance & Accounting Department
Title: